                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       UNITED UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Power Group Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395379 30 8
(CUSIP Number)

Matthew van Steenwyk Paradise Road, Suite 3604 Las Vegas, NV 89109 (805) 441-7178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Matthew van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,072,468
	8	SHARED VOTING POWER
1,000
	9	SOLE DISPOSITIVE POWER
5,072,468
	10	SHARED DISPOSITIVE POWER
1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,073,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betty Van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
1,000
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arrow, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
271,305
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
271,305
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
271,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

Item 1.     Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of American Power Group Corporation, a Delaware corporation (“APGI” or the “Company”). The principal executive offices of APGI are located at Seven Kimball Lane, Building B, Lynnfield, Massachusetts 01940.

Item 2.     Identity and Background

(a)-(c) This Schedule 13D is being filed jointly by the persons listed below, which persons are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”. The addresses of the principal office and principal business of each of the Reporting Persons is 2747 Paradise Road, Suite 3604, Las Vegas, Nevada 89109.

(i)
Matthew van Steenwyk (“Mr. Van Steenwyk”) is a United States citizen and the manager of Longbow Tech Ventures (“Longbow”). Longbow is the single family office that conducts operations for the Matthew Van Steenwyk Issue Trust, Generation Skipping Transfer Trust, and the Van Steenwyk Family Irrevocable Trust. Longbow is engaged in the investment business.

(ii)	Betty L. van Steenwyk (“Ms. Van Steenwyk”) is a United States citizen employed by the Veteran’s Administration as a Psychologist.

(iii)	Arrow, LLC, (“Arrow”) is a Nevada limited liability company engaged in the investment business.

(d)-(e)           During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers identified on Schedule A to this Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Arrow as of the date hereof. All individuals required to be listed in Schedule A are United States citizens.

Item 3.     Source and Amount of Funds or Other Considerations

The Reporting Persons may be deemed to have acquired beneficial ownership of 5,073,486 shares of Common Stock using the personal funds of Mr. Van Steenwyk and available capital of Arrow.

Item 4.     Purpose of Transaction

On June 2, 2015, the Company and certain accredited investors (the “Purchasers”) entered into a Convertible Note Purchase Agreement, dated as of June 2, 2015 (the “Purchase Agreement”), pursuant to which AGPI issued Subordinated Contingent Convertible Promissory Notes (the “Notes”) in the aggregate principal amount $2,475,000.

Immediately upon the effectiveness of the filing of a Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of Delaware, the principal amount of the Notes, together with all accrued but unpaid interest thereon, will automatically be convertible into shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) at a conversion price of $10,000 per share. Each share of Series C Convertible Preferred Stock will be convertible to Common Stock at a conversion price of $0.20 per share.

Upon the conversion of the Notes into shares of Series C Preferred Stock, the Company will also issue to each Purchaser a warrant (the “Warrants”) to purchase that number of shares of the Common Stock into which such Purchaser’s shares of Series C Preferred Stock are initially convertible, at an initial exercise price of $.20 per share. The Warrants will be exercisable for a period of five years from the date of issue and may be exercised on a cashless basis.

In connection with the private placement, the Company’s securities purchase agreements dated April 30, 2012 and November 26, 2014 were amended to provide that the issuance of the Series C Preferred Stock would not trigger adjustments to the exercise price of the warrants issued in connection with those agreements (the “Prior Warrants”). The Company also amended the Prior Warrants to extend the term of any Prior Warrant held by the Purchasers (and their affiliates, members of their families and certain related trusts) as of the issuance of the Notes or subsequently acquired by such persons. The maximum period by which any Prior Warrant may be extended is the difference between 60 months and the remaining term of the respective Prior Warrant as of the initial issuance of the Notes.

Pursuant to a Registration Rights Agreement between the Company and the Purchasers (the “Registration Rights Agreement”), the Purchasers have the right, subject to certain limitations, to cause the Company to register shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and the exercise of the Warrants with Securities and Exchange Commission.

Concurrently with, and as an inducement for Mr. Van Steenwyk and Arrow to enter into the Purchase Agreement, APGI entered a letter agreement with Mr. Van Steenwyk, a principal of Arrow (the “Letter Agreement”), pursuant to which Mr. Van Steenwyk  has the right, subject to certain limitations set forth therein, to designate (i) two persons to be appointed or elected to the Board of Directors of the Company (the “Board”) for so long as Arrow or its affiliates beneficially own either (x) a Note in the principal amount of $1,500,000, (y) any shares of Series C Preferred Stock, or (z) not less than 10% of the Common Stock; and (ii) if Arrow and its affiliates own neither the Note nor any shares of Series C Preferred Stock, one person to be appointed or elected to the Board for so long as Arrow and its affiliates beneficially own not less than 5% of the Common Stock. During any period in which Mr. Van Steenwyk has the right to designate one or more persons to be appointed or elected to the Board but in which Mr. Van Steenwyk is not, individually, a member of the Board, he has the right to attend meetings of the Board in a nonvoting observer capacity, subject to customary limitations set forth in the Letter Agreement. As of the date of this Schedule 13D, Mr. Van Steenwyk has not designated any members of the Board.

The foregoing descriptions of the private placement and the Purchase Agreement, the Notes, the Certificate of Designation, the Series C Preferred Stock, the Warrants, the Registration Rights Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to  the full text of such agreement, copies of which are attached as exhibits hereto or incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer

(a)-(b)           As determined pursuant to Rule 13d-3 under the Exchange Act (based on 51,802,470 shares of Common Stock issued and outstanding as represented by APGI on the Company’s Form 10-Q for the quarterly period ended March 31, 2015):

(i)
Mr. Van Steenwyk beneficially owns 5,073,468 shares of Common Stock, representing in the aggregate approximately 9.8% of the issued and outstanding shares of Common Stock of the Company. Mr. Van Steenwyk has sole power to vote and dispose of 5,072,468 shares of Common Stock, and shares the power to vote or dispose of 1,000 shares of Common Stock with Ms. Van Steenwyk.

(ii)
Ms. Van Steenwyk beneficially owns 1,000 shares of Common Stock, representing in the aggregate less than 1% of the issued and outstanding shares of Common Stock, and shares both voting and dispositive power with respect to all 1,000 shares.

(iii)
Arrow, LLC beneficially owns and has sole power to vote and dispose of 271,305 shares of Common Stock, representing in the aggregate approximately 0.5% of the issued and outstanding shares of Common Stock of the Company.

(c)  None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock herein described.

(e)  Not applicable.

Except as set forth in this Schedule 13D, no shares of Common Stock are beneficially owned by the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of APGI, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of APGI.

Item 7.              Material to Be Filed as Exhibits

Exhibit 1
Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock, to be filed with the Secretary of State of the State of Delaware upon the satisfaction of certain conditions (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on June 4, 2015).

Exhibit 2
Form of Warrant to be issued to the purchasers named in the Convertible Note Purchase Agreement upon conversion of the Notes (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on June 4, 2015).

Exhibit 3
Registration Rights Agreement between American Power Group Corporation and the Purchasers named therein, dated as of June 2, 2015 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on June 4, 2015).

Exhibit 4
Letter Agreement between American Power Group Corporation and Matthew Van Steenwyk, dated as of June 1, 2015 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on June 4, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARROW, LLC
/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk Title: Manager
/s/ Matthew van Steenwyk
Matthew van Steenwyk

/s/ Betty van Steenwyk
Betty van Steenwyk

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

 The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of Arrow, LLC. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

ARROW, LLC

Name	Position	Present Principal Occupation or Employment and Business Address
Matthew van Steenwyk	Manager	2747 Paradise Road, Suite 3604, Las Vegas, Nevada 89109

JOINT ACQUISITION STATEMENT

Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: June 10, 2015

ARROW, LLC
/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk Title: Manager
/s/ Matthew van Steenwyk
Matthew van Steenwyk

/s/ Betty van Steenwyk
Betty van Steenwyk